Exhibit 17.1—Letter from William Koehler dated May 8, 2009

5-8-09

Board of Directors

Bluegate Corporation

701 N. Post Oak Road

Houston, Texas 77024

Board Members:

It is with a great deal of disappointment that I am submitting to you my resignation, as President and COO of Bluegate, effective May 31, 2009. As Steve [Sperco CEO and director] has been asking me to leave for the past 6 months or so, it is clear that he feels that I am some sort of impediment. What is unclear is what I am an impediment to or of. That being said, I plan to spend the rest of the month transitioning out of the organization.

There are 4 major outstanding items that need to be addressed upon my exit. Those items are as follows:

1.	The company owes me money for my expenses dating back well into last year (I will work with Charlie to get my expense reports up to date over the rest of this month).

2.	The company charged equipment and services to my American Express Card and those monies are on a note that is payable upon demand and this is my formal notification that I am making that demand.

3.
Last year the company stopped paying my salary at our agreed upon reduced rate of $100,000 per year. This was the second reduction that I was to take and it was at the rate of $24,000. This was based upon an agreement to a subsequent plan to implement a new compensation program. I never unilaterally accepted a salary reduction that was not offset by a new compensation plan. That new compensation program was never accomplished and little to no effort was ever placed on completing it at any time. If the company has a plan to make good on my salary I am open to that conversation, but if there is not a reasonable plan, I will have to look into other options to collect.

4.	My salary for the past 2 pay periods has not been made to me. They need to be addressed immediately as well.

My statement above about being disappointed is a gross understatement. Despite the fact that I believe that Steve has some sort of plan, it is my feeling that this company is not heading in the right direction and has chosen to run itself as a private company versus the public company that we are. In a time where money is to be spent in Healthcare IT at unprecedented levels, we should be telling the world what we are doing and we should be working on a grander story for the future of the Company and our shareholders. That story along with what is happening at all levels of government and the market should significantly increase the value of the company and why we have chosen to do nothing in the public market befuddles me.

Steve’s previously stated objective of “Profitability” is not a strategy, it is a goal. The Strategy seems to be missing and I fear any strategy to drive real shareholder value might be unattainable for this company at this time, under the current direction Bluegate is heading.

At the request of the people I attained as investors in Bluegate, I will stay on the Board of Directors until such time that I either resign or a Shareholder meeting is held and I am voted off. After many discussions with Friends and family that invested in Bluegate, they have a strong set of feeling towards me staying on the Board and therefore I will do so although candidly I would rather resign from that position as well.

As a member of the Board of Directors I would like to maintain my Bluegate e-mail address for personal use. If this is not possible, I will work with the staff to transition off it as well by the end of the month.

I look forward to working with the team at Bluegate as I plan and execute my exit over the next month.

Respectfully,

/s/ William E. Koehler

William E. Koehler